UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

  Company Registry NIRE 353.001.861-33

MINUTES OF 174TH MEETING OF THE BOARD OF DIRECTORS

HELD ON APRIL 19, 2011

1. DATE, TIME AND PLACE: At 19 (nineteen) days of April 2011, at 8:30 a.m. (eight thirty hours), via conference call, pursuant to Paragraph 1 of Article 18 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, in the City of São Paulo, State of São Paulo.

2. CALL: The meeting was called pursuant to Paragraph 3 of Article 18 of the Bylaws of CPFL Energia S.A.

3. ATTENDANCE: All members of the Board of Directors ("Board").

4. PRESIDING: Chairman – Murilo Cesar Lemos dos Santos Passos, and Secretary – Gisélia Silva.

5. AGENDA: To examine, discuss and approve the creation of CPFL Energias Renováveis S.A., through a joint venture of the Company and/or its subsidiaries CPFL Geração de Energia S.A. (“CPFL Geração”) and CPFL Comercialização Brasil S.A. (“CPFL Brasil” and, together with CPFL Geração “the Subsidiaries”) with the current shareholders of Ersa Energias Renováveis S.A. (“ERSA”) - the “ Estocolmo Project.”

6. SUBJECTS AND RESOLUTIONS:

The Chairman of the Board of Directors opened the meeting and reported to all of the members present that the votes of the members indicated by the controlling shareholders would be counted pursuant to items 5.1, 5.6.2, and 7.1 of the Shareholders’ Agreement, filed with the Company, dated March 22, 2002, as amended on August 27, 2008, November 5, 2003 and December 6, 2007.

After the examination of the subjects contained in the Agenda, it was resolved by unanimous vote of those present, pursuant to items “m”, “o”, “p” and “r” of Article 18 of the Company’s Bylaws and under the conditions described in the Board of Executive Officers Resolution no. 2011022:

(i) to recommend to the Company’s representatives on the management bodies and/or General Shareholders Meeting of CPFL Geração and CPFL Brasil to cast a favorable vote to approve the following subjects:

(i.i) the segregation, on the part of CPFL Geração, of the Small Hydroelectric Power Plants (“PCHs”) that are under its operation;

(i.ii) the incorporation and/or acquisition of 3 (three) Special Purpose Companies (“SPEs”), wholly owned subsidiaries of CPFL Geração, to which the segregated assets shall be allocated;

(i.iii) the incorporation and/or joint acquisition of an SPE, by CPFL Geração and CPFL Brasil, which shall be used as a holding company that will join all of the SPEs that own the renewable power generation assets included in the Estocolmo Project, initially denominated New CPFL (“New CPFL”), with it hereby being recorded that, as an alternative to the incorporation and/or acquisition of an SPE, an already incorporated company could be used for this purpose: CPFL Bio Anicuns S.A. or CPFL Bio Itapaci S.A.;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

  Company Registry NIRE 353.001.861-33

(i.iv) the full paying in by the Subsidiaries of the capital stock of New CPFL through the net assets of their renewable electric power generation projects/SPEs included in the Estocolmo Project;

(i.v) the adjustment of all of the corporate documents of the SPEs that will be used in the Estocolmo Project, including New CPFL, in order to be able to change the name, address, corporate purpose, establishment of branch offices, among other provisions that may be necessary;

(i.vi)  the merger of New CPFL into ERSA so that CPFL Geração and CPFL Brasil shall become the owners of 63.60% (sixty three point sixty percent) of the voting and total capital stock of ERSA, which shall adopt the name CPFL Energias Renováveis S.A. (“CPFL Renováveis”); and

(i.vii) the signing of any and all documents and contracts necessary to put the Estocolmo Project into effect, especially the Joint Venture Contract, the Pre-Operating Agreement, the Merger Justification Protocol and the Shareholders’ Agreement that shall govern the relationship of CPFL Energia and/or the Subsidiaries with the current ERSA shareholders in CPFL Renováveis.

(ii) to authorize the Company’s Board of Executive Officers to take all necessary measures to implement the resolutions mentioned in items (i.i) to (i.vii) above.

The members are furthermore hereby recording that the Estocolmo Project was previously examined and discussed by the Strategy Commission, which made a favorable recommendation to send the matter to the Board of Directors for deliberation.

7. ADJOURNMENT: There being no further business on the agenda, the meeting was adjourned, after which these minutes were drawn up, read, approved and signed by the members present and by the Secretary.

Murilo Cesar Lemos dos Santos Passos	Robson Rocha
Francisco Caprino Neto	Claudio Borin Guedes Palaia
Ricardo Carvalho Giambroni	Martin Roberto Glogowsky
Ana Dolores M. Carneiro de Novaes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 25, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.